Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-294703

Prospectus Supplement No. 5	To Prospectus dated April 10, 2026

83,250,000 Class A Shares

WaterBridge Infrastructure LLC

Class A Shares

Representing Limited Liability Company Interests

This prospectus supplement amends and supplements the prospectus dated April 10, 2026, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-294703). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 8.01 of our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 13, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus of up to an aggregate of 83,250,000 Class A shares representing limited liability company interests (“Class A shares”) in WaterBridge Infrastructure LLC, a Delaware limited liability company.

Our Class A shares are listed on the New York Stock Exchange (the “NYSE”) and NYSE Texas, Inc. (“NYSE Texas”) under the symbol “WBI.” The last reported sales price of our Class A shares on the NYSE on August 12, 2026 was $31.80 per Class A share.

We are a “controlled company” within the meaning of the NYSE and NYSE Texas rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

INVESTING IN OUR CLASS A SHARES INVOLVES RISKS. SEE THE “RISK FACTORS” SECTION ON PAGE 5 OF THE PROSPECTUS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated August 13, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2026

WaterBridge Infrastructure LLC

(Exact name of registrant as specified in its charter)

Delaware	001-42850	33-4546086
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (713) 230-8864

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A shares representing limited liability company interests	WBI	New York Stock Exchange Indicate by check mark NYSE Texas, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

The information contained in Item 8.01 of this Current Report on Form 8-K is incorporated into this 7.01 by reference.

Item 8.01.	Other Events.

On August 13, 2026, WaterBridge Infrastructure LLC (NYSE: WBI; NYSE TX: WBI) (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference into this Item 8.01, announcing that WBI Operating LLC, a subsidiary of the Company, intends, subject to market conditions, to commence an offering of an additional $100,000,000 in aggregate principal amount of 6.500% Senior Notes due 2033 in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, to eligible purchasers (the “Offering”).

On August 13, 2026, in connection with the Offering, the Company provided certain updated disclosures to potential investors, the relevant excerpts of which are attached as Exhibit 99.2.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated August 13, 2026.

99.2	Certain Updated Disclosure.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WATERBRIDGE INFRASTRUCTURE LLC

	By:	/s/ Scott L. McNeely
	Name:	Scott L. McNeely
	Title:	Executive Vice President, Chief Financial Officer
Dated: August 13, 2026

Exhibit 99.1

WaterBridge Announces Launch of $100,000,000 Offering of Additional 6.500% Senior Notes due 2033

August 13, 2026

HOUSTON—(BUSINESS WIRE)—WaterBridge Infrastructure LLC (NYSE: WBI; NYSE Texas: WBI) (“WaterBridge”) announced today that WBI Operating LLC (the “Issuer”), a subsidiary of WaterBridge, intends, subject to market conditions, to offer $100 million in aggregate principal amount of 6.500% senior notes due 2033 (the “New Notes”) in a private placement to eligible purchasers (the “Offering”).

The New Notes are being offered as additional notes under the indenture, dated as of October 6, 2025 (the “Indenture”), pursuant to which the Issuer previously issued $600 million in aggregate principal amount of 6.500% senior notes due 2033 (the “Existing Notes”). The New Notes will have identical terms as the Existing Notes, other than the issue date and issue price, and will be treated as part of the same series as the Existing Notes for all purposes under the Indenture.

WaterBridge intends to use the net proceeds from the Offering to repay a portion of outstanding borrowings under its revolving credit facility.

The New Notes to be offered have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes will be offered in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to persons outside the United States only pursuant to Regulation S under the Securities Act.

This press release is neither an offer to sell nor a solicitation of an offer to buy the New Notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the New Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About WaterBridge

WaterBridge is a leading integrated, pure-play water infrastructure company with operations predominantly in the Delaware Basin, the most prolific oil and natural gas basin in North America, with additional assets in the Eagle Ford and Arkoma Basins. WaterBridge operates the largest integrated produced water infrastructure network in the United States, through which it provides water management solutions to oil and natural gas exploration and production companies under long-term contracts, which include gathering, transporting, recycling and handling produced water. Headquartered in Houston, Texas, WaterBridge is a first mover in the water midstream sector and benefits from an experienced and entrepreneurial management team. WaterBridge was formed by Five Point Infrastructure LLC, a private equity firm with a track record of investing in and developing energy, environmental water management and sustainable infrastructure companies within the Permian Basin.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements, as well as assumptions made by, and information currently available to, WaterBridge, and therefore involve risks and uncertainties that are difficult to predict, including risks and uncertainties associated with market conditions as they relate to the Offering and the ability to successfully close the Offering. Forward-looking statements include all statements that are not historical facts. The words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words, or similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, WaterBridge does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for WaterBridge to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in WaterBridge’s Annual Report on Form 10-K for the year ended December 31, 2025 and in other reports filed by WaterBridge with the U.S. Securities and Exchange Commission. These risk factors could cause WaterBridge’s actual results to differ materially from those contained in any forward-looking statement.

Contacts

Scott McNeely

Chief Financial Officer

WaterBridge Infrastructure LLC

Contact@h2obridge.com

Mae Herrington

Director, Investor Relations

WaterBridge Infrastructure LLC

ir@h2obridge.com

Media

Daniel Yunger / Nathaniel Shahan

Kekst CNC

daniel.yunger@kekstcnc.com / nathaniel.shahan@kekstcnc.com

Exhibit 99.2

Company Overview

We are a leading integrated, pure-play water infrastructure company with operations predominantly in the Delaware Basin, the most prolific oil and natural gas basin in North America. We believe that our strategically located network, substantial scale and built-in operational redundancies provide a competitive advantage in attracting customers and allow us to achieve significant operating and capital efficiencies. We operate the largest integrated produced water infrastructure network in the United States through which we provide water management solutions to oil and natural gas exploration and production (“E&P”) companies under long-term contracts, which include gathering, transporting, recycling and handling produced water. We also operate two environmental waste management facilities for the disposal of non-hazardous waste resulting from oil and gas E&P activities, branded under Desert Environmental LLC (“Desert Environmental”). Our synergistic relationship with LandBridge Company LLC (“LandBridge”), a leading Delaware Basin land management company, provides us preferential access to significant underutilized pore space in and around the Delaware Basin that is necessary to meet the E&P industry’s evolving water handling needs. We manage our extensive infrastructure network through the use of our fit-for-purpose technology solutions, including our state-of-the-art centralized operations center and proprietary water forecasting platform, which enable us to monitor, measure and forecast water volumes in real-time across our infrastructure network and provide our customers with reliable and efficient water management solutions.

The transportation, treatment and handling of produced water is crucial to oil and natural gas production. Water naturally exists in subsurface geologic formations that contain oil and natural gas deposits and is produced alongside, and typically in higher volumes than, hydrocarbons throughout the full life cycle of oil and natural gas wells. Produced water must be reliably separated and handled in order for these wells to be brought online and remain in production. According to Pickering Energy Partners and B3 Insights, from 2014 to 2024, produced water in the Delaware Basin grew from approximately 1.6 million bpd to approximately 13.2 million bpd, a compound annual growth rate of approximately 21%, outpacing the approximately 2.9 million bpd of oil production growth over the same period by approximately 8.8 million bpd. Due to the significant produced water volumes in the Delaware Basin in particular, our operations are critical to the ability of E&P companies to develop and produce oil and natural gas over the life cycle of a well.

Through a series of acquisitions and organic development projects completed since 2017, we have grown our integrated water infrastructure network from approximately 25 miles of pipeline and seven water handling facilities to approximately 2,700 miles of pipeline and 211 water handling facilities as of June 30, 2026. In addition, we are constructing and expect to place in service an additional 132 miles of pipeline and 14 water handling facilities prior to year-end 2026. The table below includes a summary of our operating assets, produced water handling capacity, acreage dedications, area of mutual interest (“AMI”) acres and percentage of produced water handling volumes by area of operation as of June 30, 2026.

	Pipeline Miles (1)(2)	Water Handling Facilities (2)(3)	Handling Capacity (Bbl/d)	Acreage Dedications (acres)	AMI Acres	Percentage of Water Handling Volumes
Delaware
Operating	1,954	181	4,446,850	848,190	3,129,360	91%
Under development	132	14	470,000	—	—	—

Total Delaware	2,086	195	4,916,850	848,190	3,129,360	91%

Eagle Ford
Operating	458	18	412,500	874,303	880,299	8%
Under development	—	—	—	—	—	—

Total Eagle Ford	458	18	412,500	874,303	880,299	8%

Arkoma
Operating	270	12	195,440	733,069	2,623,209	1%
Under development	—	—	—	—	—	—

Total Arkoma	270	12	195,440	733,069	2,623,209	1%

Combined Total	2,814	225	5,524,790	2,455,562	6,632,868	100%

(1)	Excludes gas transportation pipelines.
(2)	Includes assets that are expected to be placed into service in 2026.
(3)	Includes produced water disposal wells and other recycling and reuse facilities.

The following is a map of our assets as of August 5, 2026.

Note: Map representation as of August 5, 2026; assumes closing of Northern Delaware Basin Landfill acquisition.

We have a diverse customer base anchored by active, well-capitalized Delaware Basin operators. For the year ended December 31, 2025, we generated approximately 43% of our revenues from our top five customers’ water-related activities, representing a creditworthy customer base with ratings ranging from BB- to A-.

Our capital allocation framework is designed to support sustainable growth while maintaining balance sheet discipline. We prioritize deploying growth capital toward low-risk, high-return water infrastructure opportunities that satisfy defined capital criteria. We intend to allocate a portion of our remaining free cash flow to debt reduction, including maintaining a long-term leverage target of less than 3.0x on a last-twelve-months basis.

Regulatory Environment

Produced water handling facilities and their access to specific geologic zones are regulated at the state level and are required to meet guidelines imposed by the relevant state agencies. Because the Delaware Basin straddles the Texas-New Mexico state border, the planning, permitting and building of water infrastructure is dependent upon the laws and regulations of either Texas or New Mexico. Historically, Texas has had a more supportive regulatory and permitting environment than New Mexico, and consequently, there has been more limited growth in produced water handling capacity in New Mexico because of fewer new produced water handling permit approvals. As a result, producers have been injecting produced water associated with New Mexico oil and gas production in Texas, especially along the Texas-New Mexico state line, causing increased pore pressure in high activity areas.

The Railroad Commission of Texas, the primary regulatory body for oil and gas exploration, production and transportation in Texas, including well regulation, recently issued updated permitting guidelines for produced water handling facilities in the Permian Basin that went into effect on June 1, 2025. The guidelines apply to new and amended produced water handling facility permit applications for all industry operators in the basin and introduce and expand restrictions on the location and operations of new and amended water handling facilities with the intent to mitigate and avoid issues that can arise in areas with high pore pressure in the underlying geologic formations. In general, these guidelines should encourage less geographic concentration of produced water handling facilities in the Permian Basin.

We believe these guidelines enhance the value of our large-scale, integrated water infrastructure platform because we are well-positioned to move produced water volumes away from areas with high pore pressure to areas with underutilized pore space and correspondingly lower pore pressure. Furthermore, because of our preferential access to LandBridge’s surface acreage, which benefits from having underutilized pore space, and our existing water handling facility permits in low pore pressure areas, we expect to be able to continue to dispose of produced water volumes in compliance with these guidelines.

(1) Source: New Mexico Oil Conservation Division, Railroad Commission of Texas and B3 Insights analysis. YTD data as of July 2026.

Industry Trends

Our operations are centered in the Delaware Basin, a sub-basin of the Permian Basin, the most active oil and natural gas producing region in the United States. According to data derived from Enverus, as of April 2026, the Delaware Basin has approximately 27,600 remaining economic locations, the most of any basin in the United States, and is currently the most active basin in the country, with 148 active rigs representing approximately 26% of the total U.S. land rig count, as reported by Baker Hughes in July 2026. This sustained level of activity is underpinned by the basin’s favorable economics, with average break-even costs of approximately $47 per barrel, the lowest among major U.S. lower 48 basins.

Produced water volumes in the Delaware Basin are approximately four times greater than the water volumes required for hydraulic fracturing operations. According to studies led by The University of Texas at Austin,(2) the basin is projected to generate approximately 248 billion barrels of produced water over the life of the play, compared to approximately 68 billion barrels required for fracturing, meaning a non-recycling solution for produced water volumes is essential for operators seeking uninterrupted flow assurance. Moreover, water production in the New Mexico portion of the Delaware Basin is growing faster than oil production, with water production having grown at a compound annual growth rate of approximately 21% since 2014, according to Enverus data. Moreover, as operators develop deeper intervals within the basin, Water-Oil-Ratios (“WORs”) increase materially, and approximately 67% of the basin’s remaining economic inventory is located within intervals exhibiting WORs in excess of 3.0x. As producers continue to extend lateral lengths and increase production, the demand for efficient water management solutions is expected to grow, underscoring the importance of our operations in supporting the industry’s evolving needs.

(2) Source: The University of Texas at Austin, Jackson School of Geosciences, Environmental Science and Technology, published on February 16, 2020; Science of the Total Environment, published on February 3, 2020.

Commercial Developments

On September 29, 2025, we announced that we had reached a final investment decision to proceed with the first phase of development of the Speedway Pipeline, a large diameter transportation pipeline that will extend across the northern Delaware Basin and connect Eddy and Lea counties in New Mexico to out-of-basin pore space in the Central Basin Platform owned by LandBridge. We commenced construction of the Speedway Pipeline in the fourth quarter of 2025 and commenced initial operations in July 2026. We expect that the Speedway Pipeline and related handling facilities will be fully completed and in service during the third quarter of 2026. Upon completion, the initial phase of the Speedway Pipeline is expected to provide 500,000 bpd of produced water throughput capacity to out-of-basin pore space located in the Central Basin Platform owned by LandBridge.

On February 23, 2026, we announced the launch of an open season to solicit commitments to support the construction of phase II of the Speedway Pipeline (“Phase II”). Phase II of the Speedway Pipeline will service customers and demand incremental to the initial phase of the Speedway Pipeline and is anticipated to provide incremental throughput capacity of up to 500,000 bpd of out-of-basin pore space located in the Central Basin Platform for a total expected throughput capacity of up to 1.0 million bpd once fully constructed.

The formal open season for Phase II of the Speedway Pipeline closed on April 20, 2026. As a result of the strong demand demonstrated throughout the process, we are progressing commercial discussions with high-quality counterparties representing both new and existing customers. As previously announced, some capital expenditures are expected during the second half of 2026 for certain early Phase II projects.

The construction and commissioning of any expansion project, including Phase II of the Speedway Pipeline, is subject to numerous uncertainties, and we can provide no assurances that any such project will be executed on the terms or on the timetables estimated for such expansion project.

Recent Developments

Ranger Water Midstream

On June 22, 2026, we closed the acquisition of Ranger Water Midstream (“Ranger”). Under the terms of the agreement, we acquired Ranger’s produced water gathering infrastructure in Lea County, New Mexico, for $80 million in cash. The acquired infrastructure includes disposal wells with approximately 70,000 Bbl/d of total permitted capacity, approximately 30 miles of produced water gathering pipelines, and approximately 1.2 million Bbls of produced water storage capacity.

Northern Delaware Basin Landfill Acquisition

On August 4, 2026, we entered into a purchase agreement to acquire an environmental waste management facility located in Lea County, New Mexico for total consideration of approximately $189 million (the “Northern Delaware Basin Landfill acquisition”). We subsequently agreed to sell approximately 560 acres of fee surface underlying the facility to LandBridge for total consideration of $20 million, resulting in net consideration of approximately $169 million for the acquisition. In connection with the sale, WaterBridge will enter into a long-term surface use agreement with LandBridge for continued use of the acreage to support the facility’s operations. The surface use agreement is anticipated to close simultaneously with the facility acquisition, subject to customary closing conditions and receipt of all required consents and approvals. We expect the transaction to close during the third quarter of 2026. Such waste management facility is being acquired from an unaffiliated third-party, and the purchase price was established in an arms-length negotiation.

Revolving Credit Facility Upsize

On August 4, 2026, the Issuer entered into an amendment (the “RCF Amendment”) to the 2025 Revolving Credit Facility to increase its aggregate revolving commitments from $500.0 million to $750.0 million through the exercise in full of the incremental commitment capacity available under the 2025 Revolving Credit Facility. Concurrently, the RCF Amendment re-established an incremental commitment capacity of up to an additional $250.0 million, which may be exercised by the Issuer from time to time, subject to the receipt of additional commitments and the satisfaction of the other conditions set forth in the 2025 Revolving Credit Facility.

The RCF Amendment also reduced the applicable margins and letter of credit fees by 0.25%. As amended, borrowings under the 2025 Revolving Credit Facility bear interest, at the Issuer’s option, at either (i) Term SOFR plus an applicable margin ranging from 1.75% to 2.75% per annum or (ii) a base rate plus an applicable margin ranging from 0.75% to 1.75% per annum, in each case determined based on the Company’s leverage ratio.

Except as described above, the other material terms of the 2025 Revolving Credit Facility, including the maturity date, the commitment fee and the financial and other covenants, remained unchanged.

Potential Corporate Conversion

On June 11, 2026, WaterBridge announced that its board of directors formed a special committee of independent directors to evaluate a potential conversion from a Delaware limited liability company to a Texas corporation, primarily driven by index eligibility considerations. As of the date of this offering memorandum, the conversion remains under review by the special committee, although the special committee is expected to defer making a recommendation with respect to the conversion to the board of directors until such time as the public company seasoning eligibility requirements of the primary stock indexes have been satisfied. There can be no assurance that the special committee will recommend a conversion or that any such conversion, if recommended, will be completed. In addition, there can be no assurance that WaterBridge, if converted to a corporate entity, will be included in any particular index or that any such index inclusion will generate the expected benefits. The conversion, if completed, is not expected to have an impact on the Issuer’s obligations under the notes.

*****

[As used below, “as further adjusted” columns give effect to (i) this offering and the use of proceeds therefrom; and (ii) the Northern Delaware Basin Landfill acquisition and the financing thereof.]

Non-GAAP Financial Measures

We use certain non-GAAP performance measures to evaluate current and past performance and prospects for the future to supplement our financial information presented in accordance with GAAP. These non-GAAP financial measures are important factors in assessing our operating results and profitability and include the performance and liquidity measures included below.

Adjusted EBITDA, Adjusted EBITDA Margin and Covenant EBITDA

Adjusted EBITDA and Adjusted EBITDA Margin are used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term to generate sufficient cash to return capital to equity holders or service indebtedness. We define Adjusted EBITDA as net income (loss) before interest; taxes; depreciation, amortization, depletion and accretion; share-based compensation; non-recurring transaction-related expenses; litigation settlements and expenses incurred outside of the ordinary course of business; debt modification and extinguishment costs; gains or losses on disposal of assets; and other non-cash or non-recurring expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues.

Covenant EBITDA is used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess our compliance with debt covenants and our ability to service our indebtedness. We define Covenant EBITDA as Adjusted EBITDA plus or minus material project adjustments or pro forma adjustments included in our covenant calculations. Material project adjustments allow a percentage (based on the then-current completion percentage of such material project) of an amount determined by the Company and approved by the Administrative Agent under the 2025 Revolving Credit Facility as the projected consolidated EBITDA attributable to such material project for the first 12-month period following the scheduled commercial operation date of such material project. Pro forma adjustments are adjustments with respect to any inclusion of impact to EBITDA from an asset acquisition or exclusion of impact to EBITDA from an asset divestiture. Management believes that Covenant EBITDA is a useful metric for investors as it monitors our covenant compliance and the sustainability of our debt levels.

We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA, Adjusted EBITDA Margin and Covenant EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired.

Net Debt and Net Leverage

We define Net Debt as total debt less available cash. Net Debt is an important component in the calculation of the Ratio of Net Debt to Covenant EBITDA. Management believes that Net Debt is a meaningful non-GAAP financial measure useful to investors because it is used to assess our overall financial flexibility, capital structure and leverage. Furthermore, management believes that the Ratio of Net Debt to Covenant EBITDA is a useful metric for investors as it monitors the sustainability of our debt levels and our ability to take on additional debt against Covenant EBITDA, which is used as an operating performance measure.

We define Net Leverage as Net Debt divided by Covenant EBITDA. Management believes that Net Leverage is a useful metric for investors as it monitors the sustainability of our debt levels and our ability to take on additional debt against Covenant EBITDA, which is used as an operating performance measure.

The following tables set forth reconciliations of (a) net income (loss) and net income (loss) margin as determined in accordance with GAAP to Adjusted EBITDA, Adjusted EBITDA Margin and Covenant EBITDA, respectively, and (b) total debt as determined in accordance with GAAP to Net Debt.

	Actual				Pro Forma
	Three Months Ended			Six Months Ended June 30, 2026	Six Months Ended June 30, 2025	Year Ended December 31
	June 30, 2026	March 31, 2026	December 31, 2025			2025	2024
(Dollars in thousands, except per barrel data)	(unaudited)
Net (loss) income	$14,555	$9,521	$(13,583)	$24,076	$(34,939)	$(58,096)	$(101,766)
Adjustments:
Depreciation, depletion, amortization, and accretion(1)	72,100	68,947	68,997	141,047	137,796	273,610	268,118
Interest expense, net	22,708	19,992	25,380	42,700	72,061	138,469	160,432
Income tax expense (benefit)	2,211	1,055	(788)	3,266	(2,388)	(4,976)	(6,555)

EBITDA	111,574	99,515	80,006	211,089	172,530	$349,007	$320,229

Adjustments:
Share-based compensation - RSUs	1,748	1,759	1,737	3,507	2,805	1,737	5,611
TRA remeasurement loss	3,236	—	—	3,236	—	—	—
Share-based compensation - NDB Incentive Units	835	825	1,008	1,660	1,382	8,417	9,529
Transaction-related expenses(2)	211	223	9,133	434	1,987	15,768	1,579
Temporary power costs	—	352	273	352	434	1,291	1,473
Loss (gain) on disposal of assets, net	8	(74)	148	(66)	11,666	12,254	(530)
Litigation settlements and expenses	—	—	—	—	—	—	7,037
Sales tax liability release	—	—	(237)	—	—	(237)	(4,841)
Asset integration costs	—	—	—	—	—	—	3,178
Debt modification and extinguishment costs	—	—	11,545	—	—	11,724	2,370

	Actual				Pro Forma
	Three Months Ended			Six Months Ended June 30, 2026	Six Months Ended June 30, 2025	Year Ended December 31
	June 30, 2026	March 31, 2026	December 31, 2025			2025	2024
(Dollars in thousands, except per barrel data)	(unaudited)
Other(3)	(1,846)	344	227	(1,502)	1,571	2,835	1,466

Adjusted EBITDA	$115,766	$102,944	$103,840	$218,710	$192,375	$402,796	$347,101

Total revenues	217,772	200,977	208,881	418,749	374,876	789,958	662,164
Adjusted EBITDA margin	53%	51%	50%	52%	51%	51%	52%

(1)	Includes the amortization expense associated with the Company’s contractual customer relationships as reported in Produced Water Handling revenues.
(2)

Transaction-related expenses consist of non-capitalizable transaction costs associated with both completed and attempted acquisitions, corporate reorganization and non-capitalizable initial public offering related charges.

(3)	Other consists of abandoned well costs, abandoned project costs and other non-cash or non-recurring items.

	Three Months Ended			Annualized(1)
	June 30, 2026	March 31, 2026	December 31, 2025	Actual	As Further Adjusted(2)
				June 30, 2026
	(unaudited)
(Dollars in thousands)
Adjusted EBITDA	$115,766	$102,944	$103,840	$430,037	$430,037
Pro Forma EBITDA from Material Acquisition or Disposition(3)	1,222	1,222	1,222	4,887	30,415
Material Project / Applicable Contract EBITDA Adjustments(4)	10,342	10,342	10,342	41,368	41,368

Covenant EBITDA	$127,330	$114,508	$115,404	$476,292	$501,820

(1)	Annualized figures are calculated by multiplying (x) the sum of each of the three-month periods ended June 30, 2026, March 31, 2026, and December 31, 2025 by (y) (12/9).
(2)	As further adjusted as described under “Capitalization.”
(3)

Reflects covenant addbacks and pro forma adjustments included in our Covenant EBITDA calculation under our 2025 Revolving Credit Facility. Pro forma adjustments in the Actual column of approximately $4.9 million represent estimated EBITDA attributable to the Ranger Water acquisition for the portion of the LTM period prior to its close in the second quarter of 2026. Pro forma adjustments in the As Further Adjusted column of approximately $30.4 million consist of estimated EBITDA attributable to the aforementioned Ranger Water acquisition and the Northern Delaware Basin Landfill acquisition on an aggregated basis. Estimated EBITDA for pending acquisitions is based on historical financial information provided by the sellers, has not been reviewed or audited by an independent auditor, and is subject to change.

(4)	Material project / applicable water disposal contract adjustments provided for in 2025 Revolving Credit Agreement and approved by Administrative Agent.

	Actual	As Further Adjusted(1)
	As of June 30, 2026
(Dollars in thousands)	(unaudited)
Total Debt	$1,635,581	$1,806,606
Less: Cash & Cash Equivalents	47,624	47,624

Net Debt	$1,587,957	$1,758,982

Net Debt / Covenant EBITDA	3.3x	3.5x

(1)	As further adjusted as described under “Capitalization.”